82-4044

FOSCHINI LIMITED

02 JUN 18 AM 11:12

02034959

Stanley Lewis Centre
340 Voortrekker Road
Parow East 7500
P O Box 6020 Parow East 7501
Telephone (021) 938 1911
Fax (021) 938 7473

RN
3 June, 2002

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
WASHINGTON, D.C. 20549
USA

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

Dear Sirs

FOSCHINI LTD - EXEMPTION PURSUANT TO RULE 12g3 - 2(b)

We attached the following for submission in terms of the above:

1. Circular to shareholders dated 29 May 2002 in respect of the results for the year ended 31 March 2002.

Yours faithfully
FOSCHINI LIMITED

R NARUNSKY
for: The Company Secretary

FOSCHINI

FOSCHINI LIMITED YEAR END PROFIT ANNOUNCEMENT

Registration number 1937/009504/06 Share codes: FOS-FOSP
ISIN codes: ZAE000031019 – ZAE000031027
Consolidated audited results of the Foschini Group
for the years ended 31 March

HIGHLIGHTS

- Turnover up by 10,4%
- Trading income up by 74,6
- Headline earnings per shar
- Total dividend declared per
- Sustained strong balance s

RETAIL CREDIT SOLUTIONS
FOSCHINI
donna-claire FASHION IN SIZES 16-28
fashion EX
STERNS FOR NOW · FOREVER
AMERICAN SWISS YOU DESERVE IT
Sport scene

%

e up by 75,4% to 87,9 cents

share increased by 72,2%

heet



Furnished pursuant to

Rule 12g3 – 2(b)/FOSCHINI

LIMITED 333-6390

RESS>>

MARKHAMS

RJL

The sharp side of the edge.

exact!

TotalSPORTS

TFG

APPAREL SUPPLY COMPANY

@home

THE HOMEWARE STORE

CONSOLIDATED INCOME STATEMENT

	2002 Rm	2001 Rm	Change %
Turnover	3 289,9	2 980,5	10,4
Trading income	333,3	190,9	74,6
Dividends received	15,2	11,8	
Operating income	348,5	202,7	
Finance charges	62,6	43,2	
Net operating income	285,9	159,5	
Goodwill written off *	3,1	3,1	
Income before taxation	282,8	156,4	
Taxation	74,6	40,4	
Income after taxation	208,2	116,0	79,5
Minority interest	8,3	–	
Retained earnings	199,9	116,0	72,3
Adjustment *	3,1	3,1	
Headline earnings	203,0	119,1	70,4
Earnings per ordinary share (cents)	86,6	48,8	77,5
Goodwill written off	(1,3)	(1,3)	
Headline earnings per ordinary share (cents)	87,9	50,1	75,4
Dividend per share (cents)	31,0	18,0	72,2
Dividend cover (times)	2,7	2,7	

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2002 Rm	2001 Rm
Equity at the beginning of the year	1 775,1	1 755,7
Changes in accounting policies	–	(64,6)
Restated equity at the beginning of the year	1 775,1	1 691,1
Earnings for the period	199,9	116,0
Capitalisation awards	–	(8,3)
Distributions declared	–	8,1
Dividends paid	(48,0)	(31,8)
Shares purchased by subsidiary	(96,9)	–
Equity at the end of the year	1 830,1	1 775,1

SUPPLEMENTARY INFORMATION

	2002	2001
Net ordinary shares in issue (millions)	226,3	240,5
Weighted average ordinary shares in issue (millions)	231,0	237,9
Tangible net asset value per ordinary share (cents)	803,2	731,5
Capital expenditure	112,5	128,3
Depreciation	126,8	131,9
Lease expenses	312,1	267,9

NOTES

1. Dividends and the related STC charges are now accounted for in the period when the dividend is declared. The statement of changes in equity and relevant comparative figures have been restated accordingly.

2. The cost of post retirement medical aid benefits is now accounted for in the year in which the employees rendered the service. Comparative figures have been restated to reflect the change as if the new policy had been applied retrospectively. The provision at the year-end amounted to R57 million.

3. Depreciation is now provided on owner-occupied properties. Comparative figures have been restated to reflect the change as if the new policy had been applied retrospectively.

4. Included in share capital are 14,2 million shares which were repurchased by a subsidiary of the company. These have been eliminated on consolidation.

Except for the change in policy relating to dividends (refer note 1.), these financial statements have been prepared on a basis consistent with prior periods, in accordance with South African Statements of Generally Accepted Accounting Practice.

COMMENT

RESULTS

After the company's disappointing performance last year, we are pleased to report that the recovery which was experienced in the first half of the year, continued into the second half. For the year as a whole, sales increased to R3,29 billion – a 10,4% improvement on the prior year. Improved gross margins and a tight control on costs resulted in trading income increasing by 74,6% to R333,3 million from R190,9 million last year. Headline earnings per share increased by 75,4% from 50,1 cents to 87,9 cents.

The group has maintained its policy of covering its dividend 2,7 times and a final dividend of 15,5 cents per share has been declared. Accordingly, the dividend for the full year amounts to 31,0 cents per share, an increase of 72,2% on the previous year's dividend of 18,0 cents per share.

The group's balance sheet remains as strong as ever with a gearing ratio of 17,1%. Cash generated by operations for the year amounted to R461,6 million, a substantial improvement on the prior year, and which was almost sufficient to cover all of the group's investing activities during the year, including the share buy back of R97 million.

TRADING DIVISIONS

Notwithstanding the challenging market conditions, the group as a whole has traded above budget for the year and all trading divisions have performed to expectations. Turnover and turnover growths in the various divisions were as follows:

	No. of stores	Sales Rm	% Change
Foschini Stores	344	1 398,9	3,4
Markhams	205	604,4	11,2
exact!	165	300,5	17,2
Sports division	152	410,2	24,9
Jewellery division	312	528,0	7,4
@home	8	46,4	–

The restructuring of the Foschini division is progressing positively, with improvement season by season. Whilst turnover growth for the full year was 3,4%, sales in the last quarter of the year grew by 8,5%, and this improved performance has continued into the first 8 weeks of the new financial year. Since the year-end, a further 26 Foschini stores have been converted to the Fashion Express value chain, which now totals 103 stores countrywide, and which completes that part of the Foschini division restructure. This division now comprises of the following stores – Foschini: 199, Fashion Express: 103 and Donna-Claire: 42.

Markhams, with its much improved merchandise assortment, continues to trade above budget whilst growing its market share. At the year-end this division comprised 172 Markhams and 33 RJL stores.

exact!'s performance remains encouraging, confirming an acceptance of this new brand by both existing and new customers. This division's relocation strategy into shopping centres continues whilst at the same time closing its smaller unsuitably located stores. Turnover increased by 17,2%, notwithstanding the fact that the number of stores was reduced during the year from 187 to 165.

With Totalsports now fully integrated, the sports division continues to improve, and maintains its position as the leading speciality sports apparel chain in the country. The number of stores in this division at the year-end comprised 59 Sport Scene and 93 Totalsports outlets.

The jewellery division continues to grow its market share and the new-look American Swiss millennium stores, which are being rolled out in major shopping centres, have made a big impact and are reflecting vastly improved growth. At the year end this division was trading out of 188 American Swiss and 124 Sterns stores.

The newly established @home division, which was trading out of 8 stores at the year-end, continues to trade well above expectations. A further 6 stores will be opened in the 2003 financial year, with a target of 40 stores countrywide over a period of time. This division, in its first 10 months of operations, is already breaking even and will start contributing to profits in the new financial year.

CREDIT

Our debtors book, which at the year-end amounted to R1,2 billion, increased by only 5,1% on a turnover growth of 10,4%, reflecting the continuing improvement in the group's debtors book which, as usual,

DIRECTORS: E Osrin (Chairman)*, D M Nurek (Deputy Chairman)*, S E Abrahams*, L F Bergman*, W V Cuba*, N H Goodwin*, M Lewis*, D M Polak, R Stein (*No
8th Floor, 11 Diagonal Street, Johannesburg, 2001 **SPONSOR:** UBS Warburg Securities (South Africa) (Pty) Ltd, a financial services group of UBS AG (Member of th
Visit our website at http://www.foschinigroup.com/

CONSOLIDATED BALANCE SHEET

	2002 Rm	2001 Rm
ASSETS		
Non-current assets		
Fixed assets	271,8	289,6
Goodwill	12,4	15,5
Preference share investment	150,0	150,0
Loans	92,8	100,3
Loan debtors	388,0	262,5
Participation in export partnerships	260,4	289,8
	1 175,4	1 107,7
Current assets		
Inventory	595,1	554,3
Accounts receivable	1 288,8	1 201,7
Cash	26,8	25,3
	1 910,7	1 781,3
Total assets	3 086,1	2 889,0
EQUITY AND LIABILITIES		
Capital and reserves	1 830,1	1 775,1
Minority interest	8,6	–
Non-current liabilities		
Interest bearing debt		
– operations	43,8	124,9
– loan debtors funding	388,0	262,5
Deferred taxation	193,4	211,9
	625,2	599,3
Current liabilities		
Interest bearing debt	57,8	55,5
Accounts payable	507,6	391,3
Taxation	56,8	67,8
	622,2	514,6
Total equity and liabilities	3 086,1	2 889,0

CONSOLIDATED CASH FLOW STATEMENT

	2002 Rm	2001 Rm
Cash flows from operating activities		
Cash generated by operations	473,2	333,7
Increase in working capital	(11,6)	(59,6)
Cash generated by operating activities	461,6	274,1
Decrease (increase) in loans	7,5	(0,6)
Finance charges	(62,6)	(43,2)
Taxation	(104,1)	(132,4)
Dividend	(48,0)	(31,8)
Net cash inflows from operating activities	254,4	66,1
Cash flows from investing activities		
Purchase of fixed assets	(112,5)	(128,3)
Proceeds of sale of fixed assets	5,9	5,4
Decrease in participation in export partnerships	29,4	37,6
Investment in RCS Personal Finance	(125,5)	(204,5)
Share buy-back by subsidiary	(96,9)	–
Acquisition of subsidiary	–	(80,4)
Net cash outflows from investing activities	(299,6)	(370,2)
Net decrease in cash and cash equivalents during the year	(45,2)	(304,1)
Net borrowings, cash and cash equivalents at the beginning of the year	(267,6)	36,5
Net borrowings, cash and cash equivalents at the end of the year	(312,8)	(267,6)

continues to remain very conservatively valued. Credit sales as a percentage of total sales decreased from 72% to 71%.

RCS PERSONAL FINANCE

Our financial services division, RCS Personal Finance, performed extremely well during the year under review and contributed R20,5 million to group profits for the year. This division, which commenced operations two and a half years ago, has to date made advances of R620 million to customers, but with repayments, the value of the book at the end of the financial year amounted to R388 million. The cash flow in this business is such that it has now become self-funding.

All the loans in this division are made on a pre-approved basis to the best customers in our group, and accordingly, as expected, the bad debt arising from this book is relatively low at below 4%. In the forthcoming financial years, it is envisaged that this division will continue its very pleasing growth in profitability.

SHARE BUY BACK

Under the group's share buy back programme, which commenced at the end of May 2001, 14,2 million shares have been repurchased at an average cost per share of R6,81, comprising 5,9% of the company's issued share capital. These shares will be held by the group as treasury stock.

PROSPECTS

Having regard to the devaluation of the rand and its effect on inflation and interest rates, it is necessary to move cautiously, but optimistically, into the new financial year. Nevertheless, turnover for the first 8 weeks of the new year has been particularly buoyant in all divisions and barring any unforeseen events, the group should be in a position to achieve material growth in earnings in the year ahead.

PREFERENCE DIVIDEND INCLUDING NOTIFICATION OF RECORD DATE

Dividend no. 133 of 3,25% (6,5 cents per share) in respect of the 6 months ending 30 September 2002 has been declared, payable on 30 September 2002 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 27 September 2002.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 19 September 2002. Foschini Ltd preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 20 September 2002 and the record date, as indicated, will be Friday, 27 September 2002.

Preference shareholders should take note that share certificates may not be dematerialised during the period Friday, 13 September 2002 to Friday, 27 September 2002, both dates inclusive.

FINAL ORDINARY DIVIDEND, INCLUDING NOTIFICATION OF RECORD DATE

The directors have declared a final ordinary dividend of 15,5 cents per ordinary share payable on Monday, 22 July 2002 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 19 July 2002.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 12 July 2002. Foschini Ltd ordinary shares will commence trading "ex" the dividend from the commencement of business on Monday, 15 July 2002 and the record date, as indicated, will be Friday, 19 July 2002.

Ordinary shareholders should take note that share certificates may not be dematerialised during the period Monday, 8 July 2002 to Friday, 19 July 2002, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

SIGNED ON BEHALF OF THE BOARD

E Osrin, Chairman D M Polak, Managing Director

29 May 2002

i-executive) **REGISTERED OFFICE:** 12th Floor, Shell House, 9 Riebeek Street, Cape Town, 8001 **TRANSFER SECRETARIES:** Computershare Services Ltd,
e JSE Securities Exchange South Africa) (Registration Number 1996/011140/07).